

THE GORES GROUP

March 22, 2006

Mr. John P. Yeros
Chairman and CEO
HyperSpace Communications, Inc.
8480 E. Orchard Road
Suite 6600
Greenwood Village, CO 80111

Dear John,

Effectively immediately, I hereby resign as a Director of HyperSpace Communications, Inc.

Sincerely,

Jordan W. Katz

Jordan W. Katz

cc: Brian Hansen, HyperSpace Communications, Inc.

10877 Wilshire Boulevard, 18th Floor • Los Angeles, California 90024 • 310.209.3010 • Fax 310.209.3310